Deloitte & Touche LLP
                                             2500 One PPG Place
                                             Pittsburgh, Pennsylvania 15222-5401
                                             412-338-7200
                                             Fax 412-338-7380

WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

        Portfolios of WesMark Funds                               File No.
        -------------------------------------------------------------------
        WesMark West Virginia Municipal Bond Fund                 811-07925
        WesMark Growth Fund                                       811-07925
        WesMark Balanced Fund                                     811-07925
        WesMark Bond Fund                                         811-07925
        WesMark Small Company Growth Fund                         811-07925


We have examined management's assertion about the WesMark Funds' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of September 21, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, with prior notice to management, as of September 21, 2000, and with respect to agreement of security purchases and sales, for the period from July 6, 2000 (the date of our last examination) through September 21, 2000:

o Confirmation of all securities held by the Federal Reserve Book Entry System (FED) and/or by The Depository Trust Company (DTC);

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

o Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2000 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP


October 20, 2000

                    Management Statement Regarding Compliance
                         With Certain Provisions of the
                         Investment Company Act of 1940




October 20, 2000

Deloitte & Touche LLP
Attn:  Eleni Galanis
2500 One PPG Place
Pittsburgh, PA 15222


In connection with your attestation engagement as of September 21, 2000, relating to the WesMark Funds compliance with Securities and Exchange Commission Rule 17f-2, we confirm, to the best of our knowledge and belief, the following representations made to you during your procedures:

1. We, as members of management of WesBanco Wheeling, the Custodian of the WesMark Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940.

2. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.

3.   The Funds were in compliance  with the  requirements of subsections (b) and
     (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 21, 2000 and from July 6, 2000 (last examination date) through September 21, 2000, with respect to securities reflected in the investment account of the WesMark Funds.

4. We have no knowledge of significant matters that are contrary to your findings.



/s/ David B. Ellwood
David B. Ellwood
WesBanco Wheeling
Vice President
Investment Department